UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 16 October 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr Iain Ross

Chairman

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

ASX RELEASE

16 October 2017

NOTICE OF MEETING

Sydney, 16 October 2017 – Australian oncology-focused biotechnology company Novogen Limited (ASX: NRT; NASDAQ: NVGN) is pleased to provide its Notice of Meeting in respect of its forthcoming Annual General Meeting.

More information can be found on the Company’s website www.novogen.com

Please navigate through to the AGM page for more information.

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. A second clinical program, TRXE-002-01 (Cantrixil) commenced a phase I clinical trial in ovarian cancer in December 2016. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

For more information, please visit: www.novogen.com

16 October 2017

Dear Fellow Shareholder,

I am pleased to invite you to attend the 2017 Annual General Meeting of the shareholders of Novogen Limited, which is scheduled to be held at 2pm (Sydney time) on 15 November 2017 at K&L Gates: Level 31, 1 O’Connell Street, Sydney NSW 2000.

Enclosed with this letter is the Notice of Meeting, which details the items of business to be covered at the Meeting. Each of the Resolutions that will be presented to shareholders is explained in detail herein. However, I wanted to take the opportunity to also offer some general background remarks, as this is a particularly important moment in the evolution of our Company.

You will be aware that Novogen has been through a period of remarkable transformation over the past two years. Your Board took the view that the long-term success of the Company depended upon us building a diversified portfolio of high-quality, clinical-stage pharmaceutical assets, the scientific excellence and commercial potential of which could be recognised by sector specialist investors and potential partners. Only by so doing could we reasonably hope to grow the long-term value of the business.

To this end, we have recruited a highly-credible and internationally experienced new management team, led by our Chief Executive Officer, Dr James Garner. We have defined a clear strategy for the Company, which involves identifying high-potential programs in pharmaceutical companies, where some of the work has already been done, some of the investment made, some of the risk removed, and some of the potential demonstrated, but which are no longer consistent with the strategic priorities of the company that discovered them. We aim to adopt these undervalued programs and demonstrate their potential through highly-focused development work, so that we can partner them with other companies for commercialisation. It is an innovative approach, and one which we firmly believe represents the best opportunity to deliver value for patients and shareholders. We have put this strategy into practice through the in-licensing of GDC-0084, a promising new therapy for glioblastoma, the primary and most aggressive form of brain cancer, from Genentech, one of the world’s most successful oncology drug developers. We are actively searching for and reviewing other clinical phase compounds that will augment our portfolio.

Our new approach is tantamount to a reinvention of the Company, and your Board feels that it is time to recognise this by changing the name and capital structure. Accordingly, two of the Resolutions that we have asked you to consider will effect a rebranding of Novogen to Kazia Therapeutics Limited, and a consolidation of our common stock at a 10:1 ratio. We recognise that such measures are sometimes considered cosmetic, but I want to assure you that in this case they are carefully considered, and integral components of a well-planned corporate transformation.

Novogen has been many things to many people, and we remain proud of our historical achievements. However, to fully realise our future potential, we need our stakeholders to be able to see us with fresh eyes, and to consider us without the encumbrance of the Company’s numerous and varied past iterations. With the imminent return of GDC-0084 to the clinic, and the successful transition of Cantrixil into human trials last year, Novogen has earned the right to redefine itself, and your Board seeks your support for the Company’s revitalised sense of purpose.

Drug development is invariably a capital-intensive business, and any company that pursues new therapies for a disease as challenging as cancer is required to boldly make significant investments in order to have any chance of success. Your Board fully recognises the obligation this imposes to take the utmost care in the use of shareholder funds, and we have not been afraid to terminate unpromising programs and to realise significant cost savings by eliminating expenditure. Indeed, we have taken it upon ourselves in recent months to shrink the size of the Board, and to reduce the average fees paid to each Director. We are carefully considering all available options so that the work of the Company may continue to be appropriately funded.

The Company has achieved much in this past year, and your Board shares the understandable frustration of Shareholders that these achievements are yet to be fully recognised by the market. The package of Resolutions that are being put forward at the upcoming Annual General Meeting have been carefully designed to remedy this, and I commend them to you in the strongest possible terms. My fellow Directors and I are committed to working tirelessly to advance Novogen’s important work, and we ask for your support to complete the Company’s transformation and to place it on a solid foundation for success in the year ahead.

Yours sincerely,

Iain Ross

Chairman of the Board

NOVOGEN LIMITED

ABN 37 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE ANNUAL GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

NOTICE OF ANNUAL GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF THE 2017 ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD AT 2 PM ON WEDNESDAY 15 NOVEMBER 2017 AT THE OFFICES OF K&L GATES AT LEVEL 31, 1 O’CONNELL STREET, SYDNEY NSW 2000.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY’S SHARE REGISTRY, COMPUTERSHARE, BY NO LATER THAN 5 PM (NEW YORK TIME) ON 7 NOVEMBER 2017.

PART A: ABOUT THESE DOCUMENTS

Shareholders in Novogen Limited ABN 37 063 259 754 (Company) are requested to consider and vote upon each of the Resolutions set out in the Notice.

You can vote by completing and returning the Proxy Form DIRECTLY to the Depository in the manner set out on the Proxy Form. The Company’s Depository must receive your duly completed Proxy Form by no later than 5.00 pm (New York time) on Tuesday 7 November 2017.

A glossary of capitalised terms used throughout this Document (including the Proxy Form) is contained in Part E. Unless expressly provided otherwise in this Document, each capitalised term used in this Document has the meaning given in Part E.

Please read the whole of this Document carefully before determining how you wish to vote and then cast your vote accordingly.

PLEASE NOTE THAT IF YOU DO NOT VOTE YOUR SHARES THEN YOUR VOTE LAPSES. THE DEPOSITORY HAS BEEN INSTRUCTED NOT TO DIRECT UNVOTED SHARES TO THE CHAIRMAN OF THE MEETING. ONLY BY COMPLETING THE ATTACHED PROXY FORM WILL YOU HAVE YOUR SAY IN THE MATTER OF THE RESOLUTIONS PUT TO THE MEETING.

PART B: LETTER FROM THE BOARD

16 October 2017

Dear Fellow Shareholder

We are pleased to invite you to attend the 2017 Annual General Meeting of the Shareholders of Novogen Limited, which is scheduled to be held at Level 31, 1 O’Connell Street, Sydney NSW 2000 at 2pm (Sydney time).

Enclosed with this letter is the Notice of Meeting, which details the items of business to be dealt with at the Meeting. We hope you will consider the matters presented to you in this Notice and support us in our endeavours to continue to grow the Company.

The full range of R&D activities of the Company is presented on the Novogen website (www.novogen.com).

AGENDA

The resolutions on the agenda for this Meeting are for:

1.	Adoption of Remuneration Report;

2.	Re-Election of Bryce Carmine;

3.	Changing the name of the Company to Kazia Therapeutics Limited;

4.	The consolidation of the Company’s Shares by replacing each 10 Shares with one new Share;

5.	Approval of Employee Share Option Plan;

6.	Approval of Increased Placement capacity under ASX Listing Rule 7.1A; and

Except in cases where it is obliged to refrain from making a recommendation, the Board recommends that Shareholders vote FOR all resolutions.

BACKGROUND

Resolution 1

In order to attract and retain appropriate management expertise, the Remuneration Committee of the Board carefully benchmarks executive compensation against other comparable companies. Executives are typically remunerated through a fixed cash component, a cash-based short-term incentive component based on delivery of value-driving objectives during each year, and a long-term incentive program utilising share options to align interests with shareholders.

It should be noted that the Remuneration Report in this year’s Annual Report is complicated to a certain extent by significant change in the Key Management Personnel during the year, and therefore includes several positions that have become redundant and several overlapping positions.

The Non-Executive Directors fees have recently been revised and on average reduced to preserve the Company’s cash position. Non-Executive Director fees for the year ending 30 June 2018 are anticipated to amount to less than $300,000. In addition, each of the Directors has purchased Shares on market during FY 2017, and this serves to further align themselves to the interests of Shareholders

Resolution 2

Bryce Carmine brings very valuable and deep expertise in the field of drug development, including portfolio management skills, to the Board, and is extensively connected in the life sciences and investment communities. He had made a strong contribution to the Board since joining in 2015, not least through his Chairmanship of the Scientific Committee and Audit Committee.

Resolution 3

Novogen has maintained its current name for over two decades, but the business has transformed radically in the last two years. Increasingly, the history of the name ‘Novogen’ makes it more challenging for investors and other stakeholders to focus on the new direction of the business. Accordingly, the Board proposes changing the name of the Company to Kazia Therapeutics Limited.

Resolution 4

The large number of Shares on issue results in increased costs for the Company, and causes the Share price to be low relative to the market capitalisation. The proposed consolidation will reduce the Company’s administrative and share registry costs in relation to the Shares.

Resolution 5

The Company currently has an Employee Share Option Plan (ESOP) in place, but is required to obtain reauthorisation for this every three years, and is accordingly seeking approval from Shareholders at this Annual General Meeting. In common with other early-stage growth companies, Novogen uses equity-based remuneration as part of the compensation and incentivisation of staff, and would otherwise be required to make greater recourse to the Company’s cash reserves in order to appropriately compensate and incentivise its staff.

Resolution 6

ASX Listing Rule 7.1 allows for listed companies to issue up to 15% of their issued share capital in new equity on a rolling twelve-month basis. Companies outside the ASX300 may additionally seek annual authorisation from Shareholders to place up to an additional 10% of their issued share capital under Listing Rule 7.1A. Such approval may only be sought at a company’s annual general meeting. This is a valuable facility that allows companies to respond promptly to maximise opportunities that may be afforded by capital markets.

Accordingly, Novogen seeks to renew its additional 10% capacity under Listing Rule 7.1A. Approval has previously been sought, and granted, in the 2016, 2015, and 2014 Annual General Meetings. In the last two years, no new equity securities have been issued under this facility, but the Company nevertheless considers it highly desirable to maintain maximal flexibility to fund itself under the most optimal terms available.

VOTING

You are encouraged to vote by completing the attached proxy form. To be valid for the purposes of the Meeting, Proxy Forms must be completed and returned as instructed by no later than 5.00 pm (New York time) on Tuesday 7 November 2017. Full instructions for voting by proxy are detailed on the back of the Proxy Form.

Your vote is important and we encourage you to complete the Proxy Form accompanying this Document and return it to the Depository in accordance with the directions provided.

Yours faithfully

Iain Ross	Bryce Carmine	Steven Coffey	James Garner

PART C: NOTICE OF GENERAL MEETING

Novogen Limited

ABN 37 063 259 754

Section 1: Time and Place of Meeting

NOTICE is hereby given that the Annual General Meeting of Novogen Limited ABN 37 063 259 754 (Company) will be held at the following time and location, and at that Meeting the business specified in Section 3 below will be conducted.

Date:	Wednesday 15 November 2017

Time:	2.00 pm (Sydney time)

Location:	The offices of K & L Gates, Level 31, 1 O’Connell Street, Sydney NSW 20000

Section 2: Business of the Meeting

A)	FINANCIAL STATEMENTS AND REPORTS

To receive and consider the financial statements of the Group for the 12 months ended 30 June 2017 and the related reports of the Current Directors and the Auditor (as contained in the Annual Report).

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Company’s management, operations, financial position, business strategies and prospects.

Shareholders will also have the opportunity for direct questions to the Auditor, to the extent relevant to the conduct of the audit of the Company, the preparation and contents of the Auditor’s Report contained in the Annual Report, the accounting policies adopted by the Company in the preparation of its financial statements and the independence of the Auditor.

B)	RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 1 – Adoption of Remuneration Report

“That, the Remuneration Report for the year ended 30 June 2017 as set out in the Company’s Annual Report for the year ended 30 June 2017 be adopted.”

*Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company

C)	RESOLUTION 2 – RE-ELECTION OF BRYCE CARMINE

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 2 – Re-Election of Bryce Carmine

“To re-elect Bryce Carmine who retires by rotation in accordance with ASX Listing Rule 14.4 and clauses 21.1 and 21.7 of the Company’s Constitution and being eligible, offers himself for re-election as a Director.”

D)	RESOLUTION 3 – ADOPTION OF NEW NAME

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 3 – Adoption of New Name

“That, for the purpose of section 157(1) of the Corporations Act 2001, and for all other purposes, the Company’s name be changed from Novogen Limited to Kazia Therapeutics Limited with effect from the day on which the Australian Securities and Investments Commission alters the details of the Company’s registration.”

E)	RESOLUTION 4 – CONSOLIDATION OF THE COMPANY’S SHARES

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 4 – Consolidation of the Company’s Shares

“That pursuant to Section 254H(1) of the Corporations Act, and for all other purposes, the Shareholders approve the consolidation of all of the Shares in the capital of the Company on the basis that every existing 10 fully paid ordinary share convert into one (1) fully paid ordinary share (rounded to the next whole number of shares), effective from the passing of this resolution.”

F)	RESOLUTION 5 – APPROVAL OF EMPLOYEE SHARE OPTION PLAN

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 5 – Approval of Employee Share Option Plan

“That the shareholders re-approve the Company’s Employee Share Option Plan first adopted by the Board of Directors on 4 March 2015 for the purposes of ASX Listing Rules 7.1 and 7.2 Exception 9, section 200B of the Corporations Act 2001 (Cth) and for all other purposes, as laid before the meeting, a copy of which is available for inspection at the registered office of the Company.”

G)	RESOLUTION 6 – APPROVAL OF ADDITIONAL PLACEMENT CAPACITY

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 6 – Approval of additional placement capacity

“That pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the increase in the capacity of the Company to issue equity securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions stated in the Explanatory Memorandum which accompanies this Notice of Meeting.”

OTHER BUSINESS

To transact any other business as may be brought before the Meeting in accordance with the Constitution of the Company and of which the requisite notice has been given.

Section 3: Directions Regarding Meeting

Please read this Document carefully and in its entirety before determining how you wish to vote in relation to the Resolution, and then cast your vote accordingly, either in person or by proxy or authorised representative.

If you do not understand any part of this Document, or are in any doubt as to the course of action you should follow in response to this Document, you should contact your stockbroker or financial or other professional adviser immediately.

Determination of Membership and Voting Entitlement for the Purpose of the Meeting

For the purpose of determining a person’s entitlement to vote at the Meeting and in accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), a person will be recognised as a Shareholder if that person is registered as a Shareholder at 7.00 pm (Sydney time) on Monday 13 November 2017.

How to Vote

You may vote by attending the Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, please attend the Meeting on the date, time and place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and deliver the duly completed Proxy Form to the Share Registry in accordance with the instructions at the end of this document.

Proxies

A Shareholder entitled to attend and vote at the Meeting pursuant to the Constitution is entitled to appoint no more than two proxies. Where more than one proxy is appointed, each proxy may be appointed to represent a specific proportion of the member’s voting rights. A proxy need not be a Shareholder. Any instrument of proxy deposited or received by the Company in which the name of the appointee is not filled in shall be deemed to be given in the favour of the Chair.

The instrument appointing a proxy, as well as any power of attorney (or a certified copy thereof) under which a proxy is appointed, must be received by the Company or the Share Registry by no later than 2.00 pm (Sydney time) on Monday 13 November 2017, in accordance with the instructions provided on the back of the Proxy Form.

The instrument of appointment of a proxy must be executed by the appointor or its duly authorised representative. The Proxy Form which accompanies this Notice may be used to appoint a proxy for the purposes of the Meeting.

Corporate Representative

A Shareholder that is a company and that wishes to appoint a person to act as its representative at the Meeting must provide that person with a letter executed in accordance with the company’s constitution and the Corporations Act authorising him or her to act as the Shareholder’s representative.

Voting Exclusion Statements

Resolution 1

In accordance with the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of the following persons:

(i)	a member of the Key Management Personnel; or

(ii)	a closely related party of a member of the Key Management Personnel.

However, a person described above may cast a vote on this Resolution if:

•	the person does so as a proxy that specifies how the proxy is to vote on the resolution; or

•	the person is the Chair and has been appointed as a proxy (expressly or by default) without being directed how to vote on the Resolution; and

•	in either case, the vote is not cast on behalf of a person described in paragraph (i) or (ii) above.

Resolution 5

Pursuant to Listing Rule 7.2 Exception 9, the Company will disregard any votes cast on Resolution 5 by:

(i)	the Directors of the Company (except one who is ineligible to participate in any employee incentive scheme); and

(ii)	an associate of that person (or those persons).

However, the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 6

The Company will disregard any votes cast on the proposed Resolution 6 by any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed.

However, the Company need not disregard a vote if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To transact any other business as may be brought before the Meeting.

By order of the Board

Kate Hill

Company Secretary

Dated: 16 October 2017

PART D: EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full as the individual sections of this Document may not necessarily give a comprehensive review of the Resolutions proposed in the Notice of Meeting.

If you are in doubt about what to do in relation to a Resolution, you should consult your stockbroker or financial advisor or other professional advisor.

Accounts and Reports

The Corporations Act requires the Company to lay before the Annual General Meeting the Financial Report, Directors’ Report (including the Remuneration Report) and the Auditor’s Report for the financial year ended 30 June 2017.

Shareholders will be offered the opportunity to discuss the Financial Report, Directors’ Report and Auditor’s Report at the meeting. Copies of these reports can be found on the Company’s website http://www.novogen.com.

There is no requirement for Shareholders to approve the Financial Report, Directors’ Report and Auditor’s Report. Shareholders will be offered the following opportunities:

(a)	discuss the Annual Report for the financial year ended 30 June 2017;

(b)	ask questions or make comments on the management of the Company; and

(c)	ask the auditor questions about the conduct of the audit and preparation and content of the Auditor’s Report.

In addition to taking questions at the Annual General Meeting, written questions to the Chairman about the management of the Company, or to the Company’s auditor about:

(a)	the preparation and content of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Annual General Meeting to the Company Secretary at the Company’s registered office.

RESOLUTIONS

(a)	Resolution 1 – Remuneration Report

Board comment

The Board offers the following observations on the Remuneration Report:

•	The Board and its Remuneration and Nomination Committee take a balanced view between the need to pay market rates to attract talent, and the financial resources of the Company. In particular, during the year ended 30 June 2017, the Board and the Committee have focussed on hiring Senior Executives with appropriate global experience in the pharmaceutical industry so that the entity is best placed to deliver on the revised strategy.

•	The Board notes that there was a level of overlap of Key Management Personnel (KMP) during the 2017 financial year, with certain executives leaving the Company and other new executives joining the team. Such overlap is not anticipated to exist in future years.

•	The Non-Executive Directors fees have recently been revised and on average reduced to assist the Company’s cash position. Non-Executive Directors fees for the year ending 30 June 2018 are anticipated to amount to less than $300,000. In addition, each of the Directors have purchased shares on market during FY 2017, and this serves to further align themselves to the interests of shareholders

As set out in the Notice of Meeting, any member of the KMP whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from casting a vote on Resolution 1.

Accordingly, the Board abstains from making a recommendation in relation to Resolution 1. The Chairman intends to exercise all undirected proxies in favour of Resolution 1.

Background to the Resolution

The Remuneration Report is contained in the “Directors’ Report” section of the Annual Report. Publicly listed companies are required to submit their remuneration reports to a vote for adoption at each of their annual general meetings. Whilst the following resolution is to be determined as an ordinary resolution, it is advisory only and does not bind the Directors or the Company.

The Corporations Act provides that:

(a)	members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and

(b)	if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”.

As no “first strike” occurred at the Company’s 2016 Annual General Meeting for the 2016 Remuneration Report, the current “strike” count is zero. If a “first strike” was to occur at the 2017 Annual General Meeting:

(c)	the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2018 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and

(d)	if the Company’s subsequent (i.e. 2018) Remuneration Report also receives a “no vote” at the 2018 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2018 Annual General Meeting will be asked (at that 2018 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act.

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Remuneration Report.

Voting Exclusion Statement:

The voting exclusion statement in respect of Resolution 1 is set out in Part C, Section 2 of this Document.

(b)	Resolution 2 – Re-Election of Bryce Carmine

Board Recommendation

Bryce Carmine brings very valuable and deep expertise in the field of drug development, including portfolio management skills, to the Board, and for that reason the Directors (in the absence of Mr Carmine) unanimously recommend shareholders vote in favour of Resolution 2. The Chairman intends to exercise all undirected proxies in favour of Resolution 2.

Background to the Resolution

Clauses 21.1 of the Company’s Constitution of the Company’s Constitution provides that, amongst other things, a Director must not hold office without re-election for more than 3 years or following the third annual general meeting after that Director last appointment or re-election, whichever is the longer. Clause 21.7 provides that a Director who retires from office under the Constitution will be eligible for re-election to the Board at the meeting at which that Director retires from office.

The length of time a Director has been in office is computed from that Director’s last election. Mr Carmine was last re-elected to the Board at the 2015 Annual General Meeting of the Company.

As at the date of this Notice of Meeting, the Board of the Company comprised of three Directors who are subject to rotation. The Director longest in office without being re-elected is Bryce Carmine and is therefore required to retire.

Bryce Carmine credentials

Bryce Carmine spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the company’s executive committee.

Bryce previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly.

During his career with Lilly Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea.

Bryce has been CEO and Chairman of HaemaLogiX Pty Ltd, a Sydney based biotech company, since March 2015.

Bryce Carmine, being eligible, offers himself for re-election.

(c)	Resolution 3 – Adoption of new name

Board Recommendation

Novogen has been many things to many people, and we remain proud of our historical achievements. However, to fully realise our future potential, we need our stakeholders to be able to see us with fresh eyes, and to consider us without any negative effects from the past. With the imminent return of GDC-0084 to the clinic, and the successful transition of Cantrixil into human trials last year, your Board seeks your support for the Company’s revitalised sense of purpose that it believes this will be assisted by the proposed change of its company name.

The Directors believe that Resolution 3 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 3. The Chairman intends to exercise all undirected proxies in favour of Resolution 3.

Background to the Resolution

In accordance with section 157 of the Corporations Act, if a company wants to change its name, it must pass a special resolution adopting a new name. It is proposed that shareholders approve the Company’s name being changed from ‘Novogen Limited’ to ‘Kazia Therapeutics Limited. The Board has approved this change of name subject to the approval of shareholders.

ASIC alters the details of the Company’s registration. The name ‘Kazia Therapeutics’ Limited has been reserved by the Company, applicable trademarks have been applied for and domain names have been registered.

(d)	Resolution 4 – Share Consolidation

Board Recommendation

The purpose of the Consolidation is to implement a more appropriate capital structure for the Company going forward and to enable the Company to operate more efficiently and reduce administrative costs associated with operating a share register with such a large number of shares on issue.

The Directors believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 4. The Chairman intends to exercise all undirected proxies in favour of Resolution 4.

Background to the Resolution

Resolution 4 seeks Shareholder Approval to consolidate the number of Shares on issue on a 1 new Share for every 10 existing Shares held as at 31 December 2017 (Consolidation). Fractional entitlements arising from the consolidation will be rounded up to the nearest whole number of shares.

Should this Resolution be approved, the following changes will be made to the Company’s other equity securities:

•	Convertible notes: the number of ordinary shares to be issued will be adjusted to be one tenth of the number prior to the share consolidation. Accordingly, a remaining 2,400,000 shares stand to be issued to the Convertible Noteholders upon achievement of the trigger event.

•	Options: the number of options will be consolidated in the same ratio as the ordinary capital, and the exercise price will be amended in inverse proportion to that ratio.

Timetable for Consolidation

The following is an indicative timetable for effecting the Consolidation.

Event*	Date

Company advises ASX that Shareholders have approved the Consolidation in this resolution.	15 November 2017

Trading in the Consolidated securities on a deferred basis commences	17 November 2017

Issue Date. Deferred settlement market ends. Last Day for the Company to send notice to each securityholder advising of the number of securities held before and following the Consolidation.	27 November 2017

Normal (T+2) trading in Consolidated securities commences	28 November 2017

*	Subject to the Listing Rules, dates subject to extension at the discretion of the Company.

Additional Board Comments

A proportion of the Company’s shares are held on NASDAQ in the form of American Depository Receipts (ADRs), which currently consolidate ASX shares (with a corresponding change to the Company’s option terms) at a 100:1 ratio. Should this Resolution 4 be approved by Shareholders, it is Novogen’s intent to instruct the Depository Holder to adjust the ratio at which the Company’s ADRs consolidate in the same proportion as contemplated by this Resolution 4, namely from 100:1 to 10:1, so that the price of the NASDAQ securities is held is not anticipated to changes proportionally. This step (to alter the number of Shares each ADR represents) does not require the approval of Shareholders, but is included here for information purposes so that Shareholders may consider the proposed Resolution 4 in its full context.

(e)	Resolution 5 – Approval of Employee Share Option Plan

Board Comments

Having recruited new leadership over the last two years the Board is committed to incentivising and retaining the Company’s personnel in a manner which promotes alignment of their interests with shareholder interests, whilst ensuring our remuneration package for all eligible participants is market-competitive. The company’s ability to execute our strategy is dependent on the experienced talent we have recruited, and their retention and alignment with shareholders’ interests is critical. At the same time, the Company desires to maintain flexibility to respond promptly to maximise opportunities afforded by capital markets.

Accordingly, the Board seeks further shareholder approval of the Company’s existing employee share option plan (ESOP or Plan) for the purposes of ASX Listing Rule 7.2 Exception 9. A summary of the ESOP is set out later in these Explanatory Notes.

As the Directors are excluded from voting upon this resolution pursuant to the ASX Listing Rules, the Directors will not make a recommendation to shareholders with respect to vote in relation to this Resolution. The Chairman intends to exercise all undirected proxies in favour of Resolution 5.

Background to the Resolution

Where Resolution 4 in this Notice of Meeting (Consolidation) is approved, any Options (and Shares upon exercise of any Options) issued under the Plan after the implementation of the Consolidation will be issued on the basis that the exercise price and number of Shares to issue on an exercise of an Option will be calculated and stated in the terms of the Options on a post Consolidation basis. Any Options issued under the Plan prior to the implementation of the Consolidation will be adjusted in accordance with the ASX Listing Rules (by a proportionate increase in the exercise price and a decrease, in the corresponding proportion, in the number of Shares to issue upon an exercise of the Option) such that the Option holder will be in no worse position as a result of the Consolidation.

Corporations Act

•	Section 200B of the Corporations Act

Section 200B of the Corporations Act prohibits a company from providing a benefit in connection with the retirement of a managerial or executive officer (Employment Retirement Benefit) unless there is prior shareholder approval under section 200E.

Shareholder approval in accordance with sections 200B and 200E of the Corporations Act is sought under Resolution 5 in connection with the provision of options under the terms of the proposed Employee Share Option Plan, as in certain circumstances the Board has the power to accelerate vesting of option issued under the Employee Share Option Plan.

For instance, where shareholders pass Resolution 5, the Board may accelerate vesting of option entitlements on a retirement of a managerial or executive officer - which could constitute a benefit otherwise prohibited under section 200B.

The Board has not determined that it will exercise discretion to grant any Employment Retirement Benefits. In the circumstances of a possible Employment Retirement Benefit, the value of the benefits that the Board may give under the Plan cannot be determined in advance, as many of the factors that will or are likely to affect that value will not be known until the time the benefit is decided to be awarded (if at all).

Specifically, the value of an Employment Retirement Benefits will depend on a number of factors, including the Company’s share price at the time.

ASX Listing Rules

Listing Rule 7.1 requires shareholder approval for an issue of equity securities if, over a rolling 12-month period, the amount of equity securities issued (without prior shareholder approval) is more than 15% of the number of ordinary shares on issue at the start of that 12-month period.

Listing Rule 7.2 exception 9 provides that an issue of securities under an employee incentive scheme does not detract from the available 15% limit under Listing Rule 7.1 if the issue of securities is made under an employee incentive scheme and that employee incentive scheme was approved by shareholders no more than three years before the date of issue of the securities. The ESOP is regarded as an employee incentive scheme for the purposes of Listing Rule 7.2 and this Resolution 3 seeks shareholder approval for the ESOP to meet the 3-year approval requirement.

The Company intends that any issue of options under the ESOP does not detract from the Company’s Listing Rule 7.1 15% entitlement. Accordingly, it is seeking shareholder approval in order for the Company to be able to issue options pursuant to the ESOP (Options) and have those Options qualify under exception 9 to Listing Rule 7.2.

Information required for Listing Rule 7.2 Exception 9(b)

Listing Rule 7.2 Exception 9(b) requires the information detailed in sections (a), (b) and (c) below to be provided to members for approval under this resolution:

(a)	Options already issued

The Company has previously issued 13,060,000 Options pursuant to the ESOP since its last approval in March 2015.

(b)	Voting Exclusion Statement

The voting exclusion statement in respect of Resolution 5 is set out in Part C, Section 2 of this Document.

(c)	Employee Share Option Plan Summary

The key terms of the Novogen Employee Share Option Plan (ESOP) are summarised in the table below:

What kind of option is granted under the ESOP?	Each option is an option to subscribe for one fully paid ordinary share (Share) in the Company (Option). The Options are at all times subject to the provisions of the ASX Listing Rules.

Who can participate?

Any employee (full or part time) or officer of:

(a)    the Company;

(b)    any company that is a related body corporate of the Company; or

(c)    any company in which the Company has voting power of at least 20% of the voting shares,

who the board of directors of the Company decides in its discretion is eligible to participate (Participant).

Who manages and administers the ESOP?	The board of directors of the Company, or a committee appointed by the board of directors of the Company (Committee).

How many Shares can the Company issue?	At any time, the aggregate of the total number of Shares:

(a)    which the Company would have to issue if all Options granted under the ESOP which have not lapsed were exercised;

(b)    which the Company would have to issue if all options which have been granted under employee incentive schemes of the Company, which have not lapsed were exercised; and

(c)    issued under employee incentive schemes of the Company during the period of 5 years preceding that time,

must not exceed 5 per cent of the number of issued Shares at that time (whether fully paid or partly paid).

In working out the aggregate number of Shares the Company can issue, disregard any Share or option for a Share issued:

(a)    to or by a person situated outside Australia at time of receipt of the offer;

(b)    by way of or as a result of an offer or invitation pursuant to a disclosure document; and

(c)    by way of or as a result of an offer which does not need disclosure to investors because of section 708 of the Corporations Act 2001 (Cth).

How are Participants invited to participate in the ESOP?

The Committee may from time to time give a Participant notice inviting the Participant to apply for Options. The invitation will specify, among other things:

(a)    the number of Options for which the Participant is invited to apply;

(b)    the amount payable (if any) by the Participant as consideration for the Options and the terms of its payment;

(c)    the exercise price;

(d)    the Vesting Period (as defined below);

(e)    the Option Period (as defined below);

(f)     the exercise conditions (if any) determined by the Committee to be applicable in respect of each Option;

(g)    the closing date for applying for each Option;

(h)    how the Company will during the Option Period make available to the Participant the current market price of Shares; and

(i)     how the Participant is to apply for the Option.

What is the vesting period for each Option?	Either two years after the date of grant or another period as determined by the board or Committee (Vesting Period).

What is the option period for each Option?	The period starting on the date the Option is granted and ending (unless another period is specified in the invitation) on the fifth anniversary of that date (or some other date as determined by the Committee from time to time) (Option Period)

When do the Options lapse?

Each Option lapses:

(a)    on exercise of the Option;

(b)    if the Option is not exercised - at the end of the Option Period;

(c)    if the Participant:

(i)     dies;

(ii)    ceases to be an Employee during the Vesting Period; or

(iii)  ceases to be an Employee after the Vesting Period and the Option is not exercised within 30 business days after that happens;

(d)    if the Committee becomes aware of circumstances which, in the reasonable opinion of the Committee indicate that the Participant has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations and the Committee (in its absolute discretion) determines that the Option lapses; or

(e)    if the Company commences to be wound up;

How long will the ESOP last?	The ESOP will continue until the Board or Committee decides to terminate or discontinue it. The Board or Committee can also decide to suspend the ESOP for a fixed period or indefinitely.

How can the ESOP be amended?	The Board or Committee may at any time by resolution amend and modify the ESOP.

Can the Options be transferred?

Each Option is personal to the Participant and is not transferable, transmissible, assignable or chargeable except:

(a)    on the death of the Participant after the Vesting Period and before the end of the Option Period, with the written approval of the Committee; or

(b)    otherwise with the Committee’s prior written consent.

What happens in the event of a share consolidation or sub-division?	As required by ASX Listing Rule 6.16, the options terms allow the rights of an option holder to comply with the listing rules applying to a reorganisation of capital at the time of the reorganisation.

What happens in the event of new issues?

The options holder may not participate in new issues without first exercising the option.

Where after the Vesting Period but during the Option Period of an Option, the Company makes a pro rata offer or invitation to holders of Shares of securities of the Company or any other entity, the Company must give the Participant notice not less than 9 Business Days before the Record Date to determine entitlements to receive that offer or invitation to enable the Participant to exercise the Option and receive that offer or invitation in respect of the Shares allotted on exercise of the Option.

Where during the Option Period the Company makes a pro-rata bonus issue to holders of Shares and an Option is not exercised before the Record Date to determine entitlements to that bonus issue, the number of securities to be issued on exercise of the Option is the number of Shares before that bonus issue plus the number of securities which would have been issued to the Holder if the Option had been exercised before that Record Date.

What happens to pricing in the event of new issues?

Where after the Vesting Period and before the end of the Option Period the Company gives holders of Shares the right (pro-rata with existing shareholdings) to subscribe for additional securities (except a bonus issue) and the Option is not exercised, the Exercise Price of an Option after the issue of those securities is adjusted in accordance with the following formula:

O’ = O - E [P - (S + D)]

              N + 1

Where:

O’= the new Exercise Price of the Option or the Minimum Price, whichever is the greater.

O = the old Exercise Price of the Option.

E = the number of Shares into which an Option is exercisable.

P = the average closing price (excluding special crossings, overnight sales and exchange traded option exercises) on the Stock Exchange Automated Trading System provided for the trading of securities on ASX of Shares (weighted by reference to volume) during the 5 trading days before the ex rights date or ex entitlements date.

S = the subscription price for one security under the renounceable rights or entitlements issue,

D = the dividend due but not yet paid on existing Shares (except those to be issued under the renounceable rights issue or entitlements issue).

N = number of Shares with rights or entitlements required to be held to receive a right to one new security.

Further Voting restrictions

Insofar as Resolution 5 could relate to the provision of an Employment Retirement Benefit, in accordance with the Corporations Act, a vote on Resolution 5 must not be cast (in any capacity) by or on behalf of any person who may be entitled to receive a benefit in connection with that person’s retirement from a managerial or executive office in the Company (or any related body corporate), or an associate of that person. However, a person is entitled to cast a vote if:

(i)	it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the resolution; and

(ii)	it is not cast on behalf of that person or an associate of that person.

This means that any Participant who holds a managerial or executive office (or has done so in the last 3 years) is not permitted to vote on Resolution 5 other than as a proxy.

Voting Exclusion Statement:

The voting exclusion statement in respect of Resolution 5 is set out in Part C, Section 2 of this Document.

(f)	Resolution 6 - Approval of Increased Placement Capacity.

Board Recommendation

The Company desires to maintain flexibility to respond promptly to maximise opportunities afforded by capital markets, and to do this the Company again seeks approval from shareholders for increased placement capacity. The most likely use of this increased capacity would be to take advantage of an opportunity to raise additional funds to apply to the progression of our lead candidates, GDC 0084 and Cantrixil, through clinical trials.

Approval has been sought and granted in the 2016, 2015 and 2014 Annual General Meetings and has been granted in each of those years, although not always utilised. Equity Securities issued under Listing Rule 7.1A in the twelve-month period since each of the respective Meetings are set out below:

Year	No of Equity Securities issued in subsequent 12-month period
AGM 16 November 2016	Nil
AGM 12 November 2015	Nil
AGM 12 November 2014	23,487,465

The Directors believe that Resolution 6 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 6. The Chairman intends to exercise all undirected proxies in favour of Resolution 6.

Background to the Resolution

ASX Listing Rule 7.1A enables eligible entities, after obtaining shareholder approval at an annual general meeting, to issue equity securities up to 10% of its issued share capital through placements over a 12-month period after the annual general meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under Listing Rule 7.1. This Resolution 6 seeks approval to allow the Board the flexibility to issue additional Shares if it so decided. The Board may decide not to issue any Shares pursuant to ASX Listing Rule 7.1A.

An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity.

The Company is now seeking shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities that may be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2.

Description of Listing Rule 7.1A

Any equity securities issued under the 10% Placement Facility (Placement Securities) must be in the same class as an existing quoted class of equity securities of the Company. The Company, as at the date of the Notice, has on issue two classes of equity securities, being ordinary shares (Shares) and Listed options (Options).

Resolution 6 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12-month period after the date of the annual general meeting, a number of Placement Securities calculated in accordance with the following formula:

Additional Capacity = (A x D) – E

where:

A is the number of shares on issue 12 months before the date of issue or agreement to issue:

(a)	plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2;

(b)	plus the number of partly paid shares that became fully paid in the 12 months;

(c)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under Listing Rule 7.1 and 7.4;

(d)	less the number of fully paid shares cancelled in the 12 months.

D is 10%

E is the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of Shareholders under Listing Rule 7.1 or 7.4.

The issue price of Placement Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the Placement Securities are to be issued is agreed; or

(ii)	if the Placement Securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the Placement Securities are issued.

Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(ii)	the date of the approval by shareholders of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX

(10% Placement Period).

The effect of Resolution 6 will be to allow the Directors to issue the Placement Securities under Listing Rule 7.1A during the 10% Placement Period without using any of the Company’s 15% placement capacity under Listing Rule 7.1.

Specific information required by Listing Rule 7.3A

Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	Minimum issue price

If any Placement Securities are issued, the minimum price the Placement Securities will be issued at is the price determined in accordance with the ASX Listing Rule 7.1A.3.

The actual number of Placement Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Placement Securities in accordance with the formula prescribed in Listing Rule 7.1A.2.

(b) Effect on existing (non-participating) Shareholders

If Resolution 6 is approved by Shareholders and the Company issues Placement Securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table. There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the Placement Securities than on the date of the Annual General Meeting; and

(ii)	the Placement Securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date or the Placement Securities are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issue of the Placement Securities.

The below table is included for illustrative purposes and shows the potential dilution of existing Shareholders on the basis of the current market price of the Shares as at 30 September 2017 and the current number of Shares for variable “A” (above) calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of this Notice.

The table also shows:

(i)	Two examples where variable ‘A’ has increased by 50% and 100%. Variable ‘A’ is based on the number of Shares the Company has on issue as at the date of this Notice. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements over the next 12 months under Listing rule 7.1 that are approved at a future shareholders’ meeting; and

(ii)	Two examples where the issue price of the Shares has decreased by 50% and increased by 50% as against the current market price.

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum number of Placement Securities available under the 10% Placement Facility.

(ii)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(iii)	The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder’s holding at the date of the Annual General Meeting.

(iv)	The table shows only the effect of issues of Placement Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.

(v)	The issue of Placement Securities under the 10% Placement Facility consists only of Shares

(vi)	The issue price is $0.04, being the closing price of the Shares on ASX on 30 September 2017.

Variable ‘A’ in Listing Rule 7.1A.2		$0.02 50% decrease in Issue Price	$0.04 Issue Price	$0.06 50% increase in Issue Price
Current Variable A	10% Voting Dilution	48,328,791 Shares	48,328,791 Shares	48,328,791 Shares
483,287,914 Shares	Funds raised	$724,932	$1,449,864	$2,889,727

50 % increase in current Variable A	10% Voting Dilution	72,493,187 Shares	72,493,187 Shares	72,493,187 Shares

724,931,871 Shares	Funds raised	$1,087,398	$2,174,796	$4,349,591

100% increase in current Variable A	10% Voting Dilution	96,657,583 Shares	96,657,583 Shares	96,657,583 Shares
966,575,828 Shares	Funds raised	$1,449,864	$2,899,727	$5,799,455

The table also assumes pre-consolidation share prices. Where Resolution 4 in this Notice of Meeting (Consolidation) is approved, any Placement Securities issued pursuant to ASX Listing Rule 7.1A will be issued on a post Consolidation basis, in which case the Share numbers and issue prices provided by way of example in the table above would need to be proportionately adjusted to be reviewed on a post Consolidation basis.

(c)	Date by which Placement Securities may be issued

The Company will only issue and allot the Placement Shares during the 10% Placement Period, that is, at any time up to 15 November 2018. An approval given under Resolution 6 for the issue of the Placement Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or Listing Rule 11.2 (disposal of main undertaking).

(d)	Purposes for which Placement Securities may be issued

The Company intends that funds raised from the issue of any the Placement Securities be applied for advancing the Company’s key assets, GDC 0084 and Cantrixil, through clinical trials. The Company may also seek to issue Placement Securities as non-cash consideration or cash consideration for the acquisition of new in-licensed assets, intellectual property assets or as cash for general working capital purposes.

The total amount raised by the issue of Placement Securities will depend on the issue price of Shares at the time of their issue. As at the date of this Notice, the Company has not formed an intention to offer any Placement Securities to any particular person or at any particular time, assuming that Resolution 6 is passed.

The specific purposes for which any particular issue is made pursuant to the Additional Issue Approval will be disclosed by way of an ASX announcement at the time of the issue. The Company will comply with the disclosure obligations under Listing Rules 7.1A (4) and 3.10.5A upon issue of any Placement Securities.

(e)	Company’s share allocation policy

The Company’s share allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of Placement Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate;

(ii)	the effect of the issue of the Placement Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company is successful in acquiring new intellectual property assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new intellectual property assets or investments.

(f)	Issues during the previous 12 months

The total number of equity securities issued in the 12 months preceding the date of this Meeting is set out in the below table:

Type of Equity Security	Number	% of number on issue at start of 12- month period
Ordinary shares	33,153,932	7.36%
Unlisted options under ESOP	4,240,000	27.7%

The following are the details of all issues of equity securities by the Company during the 12 months preceding the date of this meeting:

Date	Number of equity securities issued	Issued to whom?	Purpose of issue	Date approved by Shareholders	Price issued including discount to market price	Issued for cash?
31/10/2016	12,865,449 ordinary shares	Kilinwata Investments Pty Limited	Purchase of Glioblast Pty Limited	n/a issued under Rule 7.1	9c per share, no discount	No
31/10/2016	4,288,483 ordinary shares	Miss Mi Ok Chong	Purchase of Glioblast Pty Limited	n/a issued under Rule 7.1	9c per share, no discount	No
1/11/2016	7,688,294 ordinary shares	Dr Andrew Heaton	Conversion of Convertible Notes	19 April 2013	N/A	No
1/11/2016	497,297 ordinary shares	Robert Birch	Conversion of Convertible Notes	19 April 2013	N/A	No
1/11/2016	3,630,956 ordinary shares	Dr David Brown	Conversion of Convertible Notes	19 April 2013	N/A	No
1/11/2016	220,966 ordinary shares	David Archibald	Conversion of Convertible Notes	19 April 2013	N/A	No
1/11/2016	331,531 ordinary shares	John Thom	Conversion of Convertible Notes	19 April 2013	N/A	No
1/11/2016	3,630,956 ordinary shares	Phytose Corporation	Conversion of Convertible Notes	19 April 2013	N/A	No
23/11/2016	2,000,000 unlisted options	Dr Gordon Hirsch	Options to new employee under ESOP	4 March 2015	N/A	No
7/8/2017	620,000 unlisted options	Gabrielle Heaton	Options to new employee under ESOP	4 March 2015	N/A	No
7/8/2017	620,000 unlisted options	Daniel Berg	Options to new employee under ESOP	4 March 2015	N/A	No
7/8/2017	1,000,000 unlisted options	Kate Hill	Options to new employee under ESOP	4 March 2015	N/A	No

Voting Exclusion Statement: The voting exclusion statement in respect of Resolution 6 is set out in Part C, Section 2 of this Document.

As at the date of this Notice, the Company has not identified any particular person or class of persons who may participate in an issue made pursuant to, or otherwise benefit from, the passing of Resolution 6.    As such, no Existing Shareholders shall be excluded from voting on Resolution 6.

PART E: GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

15% Rule	Has the meaning given to that term in Section A of the Explanatory Statement.

Annual Report	The Company’s annual report for the 12-month period ended 30 June 2017.

ASIC	Australian Securities and Investments Commission.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Associate	Has the meaning given to that term in the Note to Listing Rule 14.11.

Auditor	Grant Thornton Audit Pty Limited ACN 130 913 594.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Company	Novogen Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Current Directors	The Directors as at the date of this Document.

Director	A director of the Company from time to time

Document	This document entitled “Notice of General Meeting, Explanatory Statement and Proxy Form” and any annexures or schedules to or of the foregoing.

Equity Security	Has the meaning given to that term in Listing Rule 19.12.

Existing Shareholder	A Shareholder as at the date of this Document.

Explanatory Statement	Part D of this Document, forming part of the Notice.

Group	The Company and is Related Bodies Corporate (as that term is defined in the Corporations Act).

Listing Rule	The listing rules of the ASX as amended from time to time.

Meeting	The Annual General Meeting of the Company convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Option	An option to acquire a Share.

Ordinary Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold no less than 50% (in number) of all voting Equity Securities of the Company.

Proxy Form	The proxy form attached to this Document

Remuneration Report	The remuneration report set out in the Annual Report.

Resolution	A resolution set out in the Notice.

Securities	Collectively, any Shares or other securities issued by the Company.

Share	A fully paid ordinary share in the issued capital of the Company.

Share Registry	Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney, New South Wales.

Shareholder	A registered holder of one or more Share(s).

Special Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold no less than 75% (in number) of all voting Equity Securities of the Company.

Trading Day	Has the meaning given to that term in Listing Rule 19.12.

VWAP	In respect of a quoted class of Equity Securities, the volume weighted average price of that class of Equity Securities sold on the ASX during the prescribed number of trading days immediately preceding and including the date on which such price is to be determined, but does not include any transactions defined in the ASX Operating Rules as “special” crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over ordinary shares in the capital of the Company.